UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56134

Ingersoll-Rand U.S. HoldCo, Inc.
(Exact Name of Registrant as Specified in Its Charter)

800-A Beaty Street
Davidson, NC 28036
(414) 212-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Effective as of February 29, 2020, Charm Merger Sub Inc., a wholly owned subsidiary of Ingersoll Rand Inc. (“New IR”), merged with and into Ingersoll-Rand U.S. HoldCo, Inc. (such transaction, the “Merger”), with Ingersoll-Rand U.S. HoldCo, Inc. surviving the Merger as a wholly owned subsidiary of New IR.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ingersoll-Rand U.S. Holdco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2020

By:	/s/ Andrew Schiesl
Name:	Andrew Schiesl
Title:	Vice President and Secretary